82-3818

GRUPO
HERDEZ.

02 MAR 13 AM 8:52

March 7th, 2002-

UNITED STATES SECURITIES EXCHANGE COMMISSION.
DIVISION OF CORPARATING FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ROOM 3045 (STOP 3-4)
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

SUPPL

02015820

Dear Sirs.:

Attached you can find a copy of Consolidated Financial Statement corresponding to the period of December 31 of 2001 and 2000. 4th. Quarter 2001. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

3/14

March 7th, 2002-

UNITED STATES SECURITIES EXCHANGE COMMISSION.
DIVISION OF CORPARATING FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ROOM 3045 (STOP 3-4)
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Dear Sirs.:

Attached you can find a copy of Consolidated Financial Statement corresponding to the period of December 31 of 2001 and 2000. 4th. Quarter 2001. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal.

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **4** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Previous Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**3,847,845**	100	**3,869,798**	100
2	**CURRENT ASSETS**	**1,950,823**	**51**	**1,974,144**	**51**
3	CASH AND SHORT-TERM INVESTMENTS	44,786	1	124,144	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	660,946	17	726,593	19
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	401,873	10	274,270	7
6	INVENTORIES	760,612	20	763,834	20
7	OTHER CURRENT ASSETS	82,606	2	85,303	2
8	**LONG-TERM**	**125,285**	**3**	**138,474**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	125,285	3	138,474	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,663,700**	**43**	**1,660,942**	**43**
13	PROPERTY	622,247	16	629,156	16
14	MACHINERY AND INDUSTRIAL	1,483,869	39	1,504,829	39
15	OTHER EQUIPMENT	141,770	4	133,776	3
16	ACCUMULATED DEPRECIATION	845,448	22	766,817	20
17	CONSTRUCTION IN PROGRESS	261,262	7	159,998	4
18	**DEFERRED ASSETS (NET)**	**108,037**	**3**	**96,238**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,949,765**	100	**1,921,548**	
21	**CURRENT LIABILITIES**	**899,344**	**46**	**765,286**	**40**
22	SUPPLIERS	287,225	15	234,856	12
23	BANK LOANS	473,932	24	384,701	20
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	18,217	1	33,627	2
26	OTHER CURRENT LIABILITIES	119,970	6	112,102	6
27	**LONG-TERM LIABILITIES**	**629,072**	**32**	**730,274**	**38**
28	BANK LOANS	629,072	32	730,274	38
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**404,830**	**21**	**409,735**	**21**
32	**OTHER LIABILITIES**	**16,519**	**1**	**16,253**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,898,080**		100 **1,948,250**	
34	**MINORITY INTEREST**	**390,803**	**21**	**425,253**	**22**
35	**MAJORITY INTEREST**	**1,507,277**	**79**	**1,522,997**	**78**
36	**CONTRIBUTED**	**909,228**	**48**	**911,167**	**47**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	424,741	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	315,033	17	315,056	16
39	PREMIUM ON SALES OF SHARES	171,370	9	171,370	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**598,049**	**32**	**611,830**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,002,928	106	1,894,458	97
43	REPURCHASE FUND OF SHARES	154,426	8	157,333	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,690,789)	(89)	(1,620,266)	(83)
45	NET INCOME FOR THE YEAR	131,484	7	180,305	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**44,786**	**100**	**124,144**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	44,786	100	124,144	100
18	**DEFERRED ASSETS (NET)**	**108,037**	**100**	**96,238**	
48	AMORTIZED OR REDEEMED EXPENSES	108,037	100	96,238	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**899,344**	**100**	**765,286**	
52	FOREING CURRENCY LIABILITIES	57,768	6	150,325	20
53	MEXICAN PESOS LIABILITIES	841,576	94	614,961	80
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**119,970**		100 **112,102**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	119,970	100	112,102	100
27	**LONG-TERM LIABILITIES**	**629,072**	**100**	**730,274**	
59	FOREING CURRENCY LIABILITIES	369,072	59	461,339	63
60	MEXICAN PESOS LIABILITIES	260,000	41	268,935	37
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**404,830**	**100**	**409,735**	
65	NEGATIVE GOODWILL	648	0	4,540	1
66	DEFERRED TAXES	404,182	100	405,195	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**16,519**	**100**	**16,253**	
68	RESERVES	16,519	100	16,253	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,690,789)**		100 **(1,620,266)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,690,789)	(100)	(1,620,266)	(100)

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 4 YEAR: 2001
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,051,479	1,208,858
73	PENSIONS FUND AND SENIORITY	5,515	2,265
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,995	1,842
76	WORKERS (*)	2,992	2,917
77	CIRCULATION SHARES (*)	422,555,963	424,471,000
78	REPURCHASED SHARES (*)	9,444,037	7,529,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,918,860**	**100**	**4,078,642**	**100**
2	COST OF SALES	2,199,411	56	2,283,372	56
3	**GROSS INCOME**	**1,719,449**	**44**	**1,795,270**	**44**
4	OPERATING	1,289,783	33	1,243,462	30
5	**OPERATING**	**429,666**	**11**	**551,808**	**14**
6	TOTAL FINANCING	76,408	2	105,368	3
7	**INCOME AFTER FINANCING COST**	**353,258**	**9**	**446,440**	**11**
8	OTHER FINANCIAL OPERATIONS	(29,045)	(1)	(22,535)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**382,303**	**10**	**468,975**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	142,654	4	167,705	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**239,649**	**6**	**301,270**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,498	0	(3,496)	0
13	**CONSOLIDATED NET INCOME OF**	**243,147**	**6**	**297,774**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**243,147**	**6**	**297,774**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**243,147**	**6**	**297,774**	**7**
19	NET INCOME OF MINORITY INTEREST	111,663	3	117,469	3
20	**NET INCOME OF MAJORITY INTEREST**	**131,484**	**3**	**180,305**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**3,918,860**	**100**	**4,078,642**	**100**
21	DOMESTIC	3,663,044	93	3,868,174	95
22	FOREIGN	255,816	7	210,468	5
23	TRANSLATED INTO DOLLARS (***)	27,420	1	20,482	1
6	**TOTAL FINANCING COST**	**76,408**	**100**	**105,368**	**100**
24	INTEREST PAID	141,546	185	160,467	152
25	EXCHANGE LOSSES	0	0	3,099	3
26	INTEREST EARNED	24,922	33	11,517	11
27	EXCHANGE PROFITS	19,077	25	0	0
28	GAIN DUE TO MONETARY POSITION	(21,139)	(28)	(46,681)	(44)
8	**OTHER FINANCIAL OPERATIONS**	**(29,045)**	**100**	**(22,535)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(29,045)	(100)	(22,535)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**142,654**	100	**167,705**	100
32	INCOME TAX	137,379	96	174,154	104
33	DEFERED INCOME TAX	0	0	(12,496)	(7)
34	WORKERS' PROFIT SHARING	5,275	4	6,047	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,354,288	4,469,053
37	NET INCOME OF THE YEAR	386,254	465,615
38	NET SALES (**)	3,918,860	4,078,642
39	OPERATION INCOME (**)	429,666	551,808
40	NET INCOME OF MAYORITY INTEREST(**)	131,484	180,305
41	NET CONSOLIDATED INCOME (**)	243,147	297,774

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**243,147**	**297,774**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	79,253	86,243
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**322,400**	**384,017**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(25,300)	97,384
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**297,100**	**481,401**
6	CASH FLOW FROM EXTERNAL FINANCING	(31,047)	42,813
7	CASH FLOW FROM INTERNAL FINANCING	(216,013)	(127,399)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(247,060)**	**(84,586)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(129,398)**	**(319,637)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(79,358)	77,178
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	124,144	46,966
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	44,786	124,144

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**79,253**	**86,243**
13	DEPRECIATION AND AMORTIZATION FOR THE	99,182	92,706
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,646	(521)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(19,077)	3,099
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,498)	(9,041)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(25,300)**	**97,384**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	65,647	(64)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	3,221	45,824
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(112,392)	25,018
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	52,369	9,791
22	+ (-) INCREASE (DECREASE) IN OTHER	(34,145)	16,815
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(31,047)**	**42,813**
23	+ SHORT-TERM BANK AND STOCK MARKET	70,155	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	134,371
25	+ *DIVIDEND RECEIVED*	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(101,202)	(91,558)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(216,013)**	**(127,399)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,814
31	(-) DIVIDENS PAID	(216,013)	(155,213)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(129,398)**	**(319,637)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(4,845)	(5,248)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(75,210)	(227,444)
36	(-) INCREASE IN CONSTRUCTIONS IN	(37,544)	(54,170)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(11,799)	(32,775)

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** **2001**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.20	%	7.30	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.72	%	11.84	%
3	NET INCOME TO TOTAL ASSETS (**)	6.32	%	7.69	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	38.60	%	48.40	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.69	%	15.68	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.02	times	1.05	times
7	NET SALES TO FIXED ASSETS (**)	2.36	times	2.46	times
8	INVENTORIES ROTATION (**)	2.89	times	2.99	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53	days	56	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.83	%	14.39	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.67	%	49.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.03	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.89	%	31.83	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.81	%	43.97	%
15	OPERATING INCOME TO INTEREST PAID	3.04	times	3.44	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.01	times	2.12	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.17	times	2.58	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.32	times	1.58	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.00	times	1.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.98	%	16.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.23	%	9.42	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.65)	%	2.39	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.10	times	3.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	12.57	%	(50.61)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	87.43	%	150.61	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.12	%	71.16	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31		$ 0.43	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31		$ 0.43	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.57		$ 3.59	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.90	times	1.08	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.28	times	9.02	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

4TH QUARTER REPORT 2001 TO SHAREHOLDERS

VALUED SHAREHOLDERS:

THE YEAR 2001 WAS MARKED BY EVENTS WITHOUT PRECEDENT, UNLEASHING AN ATMOSPHERE OF GREAT UNCERTAINTY AND ECONOMIC DECELERATION.

REFLECTING THE ECONOMIC RECESSION AFFECTING OUR MAIN COMMERCIAL PARTNER, THE UNITED STATES, OUR MARKETS EXPERIENCED A DROP IN DEMAND. AS A RESULT, MEXICO'S GDP DECLINED 0.2%. ON THE POSITIVE SIDE, INFLATION FOR THE YEAR DROPPED TO 4.4%, A FIGURE NOT OBSERVED IN THE LAST FEW YEARS.

THE FOOD SECTOR CONTINUES RULED BY INCREASING COMPETITION, AND GIVEN AN INCREASINGLY DISCERNING PURCHASING BEHAVIOR ON THE PART OF THE CONSUMER, THE TENDENCY TO OFFER PROMOTIONS AND DISCOUNTS PREVAILS, TOGETHER WITH THE IMPLEMENTATION OF EXTENSIVE PUBLICITY CAMPAIGNS.

AS PREVIOUSLY MENTIONED, THE YEAR 2001 WAS PARTICULARLY DIFFICULT DUE TO A RECESSIONARY ECONOMY, DOMESTICALLY AND INTERNATIONALLY. IN SPITE OF THE AFOREMENTIONED, WE MANAGED TO INCREASE OUR SALES IN UNIT TERMS BY 4%, ALTHOUGH IN MONETARY TERMS THIS TRANSLATED INTO A DECLINE OF 4%, AS EXTENSIVE PROMOTIONS OFFERED TO THE CONSUMER RESULTED IN PRICE DISCOUNTS AND CONSEQUENTLY IN THE REDUCTION OF PROFIT MARGINS.

THE OPERATING MARGIN WAS 11% AND THE EBITDA MARGIN REACHED 13.5%, AMOUNTS THAT WHILE POSITIVE WITHIN THE FOOD SECTOR, WERE DISAPPOINTING TO US. AS A RESULT, WE WILL FOCUS ON THE GRADUAL IMPROVEMENT OF THESE INDICATORS. NET PROFIT OF 131.5 MILLION PESOS WAS BELOW THAT REPORTED LAST YEAR.

OUR FINANCIAL POSITION IS SOLID AS DEBT LEVELS HAVE REMAINED STABLE. THE DECLINE IN INTEREST RATES RESULTED IN SIGNIFICANT SAVINGS IN THE SERVICING OF OUR DEBT.

CASH FLOW GENERATED BY OPERATIONS ALLOWED US TO MAINTAIN OUR DIVIDEND POLICY AND MEET OUR INVESTMENT REQUIREMENTS WITHOUT INCURRING ADDITIONAL DEBT.

CONFRONTED WITH THIS CLIMATE, ONCE MORE GRUPO HERDEZ, A PROUDLY MEXICAN COMPANY, SHOWED ITS STABILITY BY MAINTAINING ITS GROWTH AND EXPANSION PLANS. WITH THE PURPOSE OF INCREASING COMPETITIVENESS, AT THE END OF THIS PAST YEAR, THE COMPANY INITIATED AN IN-DEPTH RESTRUCTURING MEANT TO ACHIEVE A DIFFERENT WORK ORGANIZATION BASED ON BUSINESS UNITS. EACH OF THESE UNITS WILL CONTAIN A WELL STRUCTURED TEAM TO EFFICIENTLY MANAGE OUR BRANDS AND PRODUCTS.

WE ARE A COMPANY IN CONSTANT CHANGE READY TO CONFRONT NEW CHALLENGES, A COMPANY LEVERAGING ITS STRENGTH, WHILE ADOPTING A CORPORATE CULTURE WHERE COMMITMENT, GOAL ACHIEVEMENT, AND CONSTANT IMPROVEMENT ARE FUNDAMENTAL ELEMENTS.

THIS RESTRUCTURING, ORIGINATING FROM A PROFOUND EVALUATION OF THE STRENGTHS AND VALUES DEFINING OUR FUTURE AND CONSEQUENTLY OUR MARKET PRESENCE, RESULTED

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

IN THE ESTABLISHMENT OF THE FOLLOWING BUSINESS UNITS:

"ASSOCIATED COMPANIES",
"HERDEZ COMPANIES",
"FARMING/FISHING",
"HYGIENE AND PERSONAL CARE",
"FOREIGN MARKETS", AND
"TRADING BUSINESS",

ALL SUPPORTED BY CENTRALIZED CORPORATE SERVICES.

GLOBALIZATION BRINGS HERDEZ GREAT CHALLENGES AND OPPORTUNITIES, OUR EXPORTS ALREADY REPRESENT 10.2% OF SALES IN TERMS OF BOXES. THE GROUP HAS BEEN TRANSFORMED INTO A COMPANY THAT OPENS MARKETS, DOMESTICALLY AND INTERNATIONALLY, DEVELOPS STRATEGIC ALLIANCES WITH GLOBAL PLAYERS, CEMENTS ITS FUTURE ON THE SOLID LEADERSHIP IT COMMANDS IN THE MARKETS IT PARTICIPATES, AND SUSTAINS ITS GROWTH BASED ON PRODUCTS OF THE HIGHEST QUALITY, THEREBY ESTABLISHING WORLD RENOWN BRANDS, WHILE POSITIONING GRUPO HERDEZ AS AN IMPORTANT COMPETITOR OF AN INTERNATIONAL RANK. DURING 2002. WE WILL INTRODUCE PRODUCTS UNDER THE BRAND "DOÑA MARIA" IN THE UNITED KINGDOM, CONTINUING WITH THE INTEGRAL DEVELOPMENT OF OTHER MARKETS.

I'M PROUD TO INFORM YOU THAT THE GROUP HAS FORMED A 50%/50% ASSOCIATION WITH BARILLA ALIMENTARE, A LEADING ITALIAN COMPANY OF INTERNATIONAL RENOWN. BARILLA MEXICO WAS ESTABLISHED WITH THE PURPOSE OF MAKING, COMMERCIALIZING AND DISTRIBUTING BARILLA BRAND PASTAS AND SAUCES. ADDITIONALLY, THROUGH THIS ASSOCIATION, WE ACQUIRED THE YEMINA AND VESTA BRANDS AS WELL AS THE EQUIPMENT NECESSARY FOR THEIR PRODUCTION.

WE ANNOUNCE THIS ASSOCIATION WITH GREAT SATISFACTION, NOT ONLY FOR THE INCREASE IN VOLUME THIS REPRESENTsFOR THE GROUP, FROM 27 TO 40 MILLION BOXES, BUT ALSO AS IT DEMONSTRATES, ONCE MORE, THAT THE EFFORTS MADE BY ALL THE MEMBERS OF THIS GREAT HERDEZ FAMILY CONTINUE TO BEAR RESULTS.

WE ARE THANKFUL TO OUR SHAREHOLDERS FOR THEIR TRUST, TO OUR PARTNERS McCORMICK & CO. AND HORMEL FOODS, AS WELL AS OUR CUSTOMERS, SUPPLIERS AND EMPLOYEES, FOR THE INVALUABLE SUPPORT ALWAYS PROVIDED FOR THE GROWTH AND STRENGTHENING OF THE GROUP.

TODAY, TOMORROW AND ALWAYS,

WITH ALL TRUST IS…….HERDEZ

ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2001
PROJECTED BENEFIT OBLIGATION	(44,333)
PLAN ASSETS AT MARKET VALUE	5,515
UNAMORTIZED PRIOR SERVICE COST	21,763
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(16,519)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(1,089)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	315,033	737,858

PREMIUM IN SALES OF SHARES		43,571	127,799	171,370
LEGAL RESERVE		26,911	32,969	59,880
RETAINED EARNINGS		942,368	982,673	1,925,041
REPURCHASE FUND		29,716	124,710	154,426
ACCUMULATED DEFFERRED TAX	15,831	2,176		
18,007				
DEFICIT IN THE RESTATEMENT OF CAPITAL			(1,690,789)	(1,690,789)
NET INCOME		128,881	2,603	131,484
TOTAL		1,610,103	(102,826)	1,507,277

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	141,546
GAIN INTERESTS	24,922
EXCHANGE LOSS	(19,077)
GAIN ON NET MONETARY POSITION	(21,139)
TOTAL	76,408

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	2,190
IN LIABILITIES: IN DEFFERRED TAXES	404,182

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
JAN	7,766	7,766	351.418	338.462	1.0383	8,063	8,063
FEB	7,766	15,532	351.418	338.238	1.0390	8,069	16,132
MAR	7,767	23,299	351.418	340.381	1.0324	8,019	24,151
APR	7,135	30,434	351.418	342.098	1.0272	7,329	31,480
MAY	7,135	37,569	351.418	342.883	1.0249	7,313	38,793
JUN	7,133	44,702	351.418	343.694	1.0225	7,293	46,086
JUL	7,595	52,297	351.418	342.801	1.0251	7,786	53,872
AUG	7,595	59,892	351.418	344.832	1.0191	7,740	61,612
SEP	7,588	67,480	351.418	348.042	1.0097	7,662	69,274
OCT	20,692	20,692	351.418	349.615	1.0052	20,799	90,072
NOV	20,692	41,384	351.418	350.932	1.0014	20,721	110,793
DEC	20,691	62,075	351.418	351.418	1.0000	20,691	131,484

AT DECEMBER 31, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,642
MONETARY LIABILITIES	87,486
NET POSITION	(82,844)

AT DECEMBER 31, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	2,297
MACHINERY AND EQUIPMENT	75,360
TOTAL	77,657

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	759,129
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	341,415
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	85,151
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	19,599
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	96,403
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	45,334
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	40,140
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	38,216
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	37,772
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	2,055
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,465,214**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	125,285	125,285
TOTAL INVESTMENT IN ASSOCIATEDS				**125,285**	**125,285**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,590,499**

NOTES

STOCK EXCHANGE COD|**HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	99,754	20,084	79,670	341,937	140,269	281,338
MACHINERY	608,143	177,947	430,196	875,726	423,476	882,446
TRANSPORT EQUIPMENT	19,290	9,635	9,655	31,577	19,891	21,341
OFFICE EQUIPMENT	18,876	8,134	10,742	31,176	21,723	20,195
COMPUTER EQUIPMENT	27,608	18,252	9,356	9,482	5,762	13,076
OTHER	5,797	213	5,584	2,403	63	7,924
DEPRECIABLES TOTAL	**779,468**	**234,265**	**545,203**	**1,292,301**	**611,184**	**1,226,320**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	143,149	0	176,119
CONSTRUCTIONS IN PROCESS	219,842	0	219,842	41,419	0	261,261
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**252,812**	**0**	**252,812**	**184,568**	**0**	**437,380**
TOTAL	**1,032,280**	**234,265**	**798,015**	**1,476,869**	**611,184**	**1,663,700**

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX	12/06/2009	7.76	0	0	0	0	0	0	0	137,550	0	0	0	0	0	0
BANAMEX	22/12/2003	8.75	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	07/01/2003	8.75	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/03/2004	6.00	0	0	0	45,850	45,850	22,925	0	0	0	0	0	0	0	0
BANCOMER	07/01/2002	9.00	85,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	10.93	84,164	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	55,020	0	0	0
BITAL	07/01/2002	8.80	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	45,850	0	0	0
BANAMEX	07/01/2002	10.93	35,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	07/01/2002	9.10	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	5.76	0	0	0	6,416	6,419	6,419	3,210	0	0	0	0	0	0	0
BANAMEX	31/05/2005	5.76	0	0	0	5,502	5,502	5,502	2,751	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	16,506	0	0	0
BANAMEX	08/01/2002	10.55	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	15/01/2002	8.15	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	07/01/2002	9.20	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	11,900	0	0	0
BANAMEX	08/01/2002	10.55	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	9,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	15/01/2002	7.80	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.80	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	06/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	3,668	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			416,164	260,000	0	57,768	57,771	34,846	5,961	137,550	0	0	132,944	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			287,225	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			287,225	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			119,970	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			119,970	0	0	0	0	0	0	0	0	0	0	0	0	0
			823,359	260,000	0	57,768	57,771	34,846	5,961	137,550	0	0	132,944	0	0	0

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	27,420	255,816	0	0	255,816
OTHER	0	0	0	0	0
TOTAL	**27,420**	**255,816**			**255,816**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	6,573	60,109	0	0	60,109
INVESTMENTS	3,843	35,143	0	0	35,143
OTHER	12,758	116,669	0	0	116,669
TOTAL	**23,174**	**211,921**			**211,921**
NET BALANCE	**4,246**	**43,895**			**43,895**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,642**	**42,567**	0	0	**42,567**
LIABILITIES POSITION	**87,486**	**802,244**			**802,244**
SHORT TERM LIABILITIES POSITION	47,238	433,172	0	0	433,172
LONG TERM LIABILITIES POSITION	40,248	369,072	0	0	369,072
NET BALANCE	**(82,844)**	**(759,677)**			**(759,677)**

NOTES

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,904,527	2,211,950	(307,422)	0.01	1,704
FEBRUARY	1,574,053	2,284,814	(710,761)	0.01	(470)
MARCH	1,379,745	2,086,500	(706,756)	0.01	4,478
APRIL	1,433,151	1,953,005	(519,854)	0.01	2,622
MAY	1,432,384	2,049,724	(617,340)	0.01	1,417
JUNE	1,527,633	2,188,778	(661,145)	0.01	1,564
JULY	1,478,361	1,965,012	(486,650)	0.01	(1,264)
AUGUST	1,638,606	1,886,098	(247,493)	0.01	1,466
SEPTEMBER	1,513,830	1,819,306	(305,476)	0.01	2,844
OCTOBER	1,520,184	2,020,602	(500,418)	0.01	2,262
NOVEMBER	1,680,572	1,934,403	(253,831)	0.01	956
DECEMBER	1,513,830	1,878,306	(364,476)	0.01	3,560
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**21,139**

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	14,773	854,403	14,452	2,137,768		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,593	233,936	3,909	472,230		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	2,654	261,804	3,048	515,527		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,891	236,074	1,764	440,782		HORMEL	SORIANA
VARIOS	300	26,236	377	96,737		YAVAROS	ISSSTE
						BUFALO	
TOTAL		1,612,453		3,663,044			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,687	172,207	USA	HERDEZ	
JUGOS FRUTAS Y POST			128	12,517	CENTROAMERICA	DOÑA MARIA	
VEGETALES			584	42,882	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			276	27,355	EUROPA		
VARIOS			7	855			
TOTAL				255,816			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 241,312,699

Number of shares Outstanding at the Date of the NFEA: (Units) 424,471,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,471,000.00	15/02/2001	50,000,000.00
2DO	B	423,836,200.00	31/05/2001	90,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,371,000.00	27/04/2001	69,932,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001 338,068,050

Number of shares Outstanding at the Date of the NFEA: (Units) 423,537,500

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2000**

Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
2DO	B	424,371,000.00	27/04/2001	69,932,000.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	9,444,037	3.14839	3.20000

CLAVE DE COTIZACION: HERDEZ FECHA: 27/02/200: 11:00

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE/HÉCTOR HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

CLAVE DE COTIZACION: HERDEZ | FECHA: 27/02/200: 11:00

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE ADMINISTRACIÓN
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ FECHA: 27/02/200: 11:00

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE ADMINISTRACIÓN
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

STOCK EXCHANGE CODE:
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: QUARTER: YEAR:
GRUPO HERDEZ, S.A. DE C.V.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

MEXICO, D.F., AT FEBRUARY 27 OF 2002